Filed Pursuant to Rule 424(b)(3)

File Number 333-172865

Prospectus Supplement No. 7

(To prospectus dated June 10, 2011)

Augme Technologies, Inc.

3,462,215 Shares of Common Stock

$0.0001 par value

This Prospectus Supplement No. 7 supplements and amends the prospectus dated June 10, 2011 (the “Final Prospectus”).  This Prospectus Supplement No. 7 should be read in conjunction with the Final Prospectus and may not be utilized without the Final Prospectus.

Attached hereto is a Current Report on Form 8-K which Augme Technologies, Inc. filed with the Securities and Exchange Commission on October 6, 2011.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE FINAL PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is October 6, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 4, 2011

Augme Technologies, Inc.

(Exact name of registrant as specified in Charter)

Delaware	333-57818	20-0122076
(State or other	(Commission	(IRS Employer
jurisdiction of	File	Identification
incorporation)	No.)	No.)

43 West 24th Street, Suite 11B

New York, NY 10010

(Address of Principal Executive Offices)

(855) 423-5433

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01               Entry into a Material Definitive Agreement

On October 4, 2011 the Board of Directors of Augme Technologies, Inc. (the “Company”) authorized the Company to enter into an Indemnification Agreement with each of its directors, the former director named in Item 5.02 hereof and certain executive officers. The Indemnification Agreements generally will require the Company to indemnify and hold such persons harmless to the greatest extent permitted by Delaware law for liabilities arising out of such person’s service to the Company as a director or executive officer, if such person acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal proceedings, if the person had no reasonable cause to believe that his or her conduct was unlawful. In addition, the Indemnification Agreements will require the Company to make advance payment to such persons of legal expenses and amounts paid in settlement in connection with any threatened, pending or completed action, suit, investigation or proceeding, provided such person provides an undertaking agreeing to repay such advancement if it is ultimately determined that such person is not entitled to be indemnified against such expenses. The foregoing description is merely a summary and is qualified in its entirety by the form of each Indemnification Agreement.

On October 4, 2011, the warrant issued on June 17, 2010 (the “Warrant”) to Palisades Management, LLC, an affiliate of Shelly Meyers, as described under the heading Certain Relationships and Related Transactions in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2011, was amended to provide for cashless exercise of the Warrant.

Item 5.02               Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 4, 2011 Shelly Meyers resigned as a director of the Company. Ms. Meyers’ resignation was not because of a disagreement with the Company on any matters relating to the Company’s operations, policies or practices. Ms. Meyers remains a consultant to the Company.

Item 9.01               Financial Statements and Exhibits

                                Exhibit 99.1. Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated October 6, 2011

Augme Technologies, Inc.
(Registrant)

By:	/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer

2

Exhibit 99.1

Contact:

For Augme Technologies, Inc.

Investor Relations Contact:	Public Relations Contact:
Stephanie Prince / Jody Burfening	Ed Harrison
Lippert/Heilshorn & Associates, Inc.	fama PR
(212) 838-3777	(617) 986-5003
sprince@lhai.com or ir@augme.com	ed@famapr.com

Augme Technologies Appoints Paul Arena Chairman of the Board of Directors

NEW YORK — October 5, 2011 — Augme Technologies, Inc. (OTCBB: AUGT), a technology and services leader in interactive media marketing that offers the only patented and innovative end-to-end mobile marketing platform, today announced that Shelly Meyers has resigned her positions as a director and Chairwoman of the Company’s Board of Directors. The Company has appointed its Chief Executive Officer, Paul Arena, as her successor.

Ms. Meyers also resigned her positions as a member of the Company’s Audit and Compensation Committees.  The Augme Board of Directors is now comprised of CEO Paul Arena, President Ivan Braiker, and four independent directors.

Paul Arena stated, “Shelly Meyers has played an important role in Augme’s growth and development by having the foresight to pursue the acquisition of mobile marketing operations two years ago and by strengthening the Company’s intellectual property position in the marketplace.  We are very appreciative of her contributions as Chairwoman since March 2009.”

“We are excited with Paul’s appointment as Chairman of the Board of Augme Technologies,” stated Ivan Braiker, President and director of Augme Technologies. “Paul is well respected and has demonstrated success on a number of fronts as Chief Executive Officer during the past 16 months.  His abilities to identify strategic opportunities, manage intellectual property assets, and pursue complementary acquisitions are consistent with our strategic corporate objectives, including Augme’s proper positioning within the marketplace.  Paul’s management skills and strategic initiatives were instrumental in generating hundreds of millions of dollars in shareholder value during the majority of his past 17 years of leadership at publicly-traded technology companies.”

“I believe Augme has created an extremely valuable intellectual property portfolio surrounding its mobile marketing technology and has developed an excellent SaaS platform known as AD LIFE™ that provides comprehensive end-to-end solutions and applications to its clients,” commented Mr. Arena.  “Unlike many of its competitors, some of which are just beginning to configure and implement their products and services, Augme has successfully developed and delivered proprietary, superior solutions and applications that address the mobile marketing and advertising needs of clients in many industry verticals.  As Chairman of the Board, I hope to further leverage my contributions to Augme and its shareholders as the Company’s seeks to more effectively penetrate new and existing strategic markets.”

“Having invested extensively in research, development and intellectual property development in the past few years, we believe it is now time for Augme and its management team to focus on the monetization of the Company’s assets as a growth-driven mobile marketing leader.  We believe Augme’s world-class leadership team has the ability to execute against an aggressive business plan designed to accelerate our next stage of growth.”

“It has been my pleasure to chair Augme’s Board of Directors as the Company successfully pursued its initial strategic objectives,” stated Shelly Meyers.  “The current board is well-positioned to realize Augme’s full potential, and I look forward to the Company’s future accomplishments in my role as a consultant to the team as needed during this important transition.”

About Augme Technologies, Inc.

Augme Technologies, Inc. (OTC.BB: AUGT - News) provides strategic services and mobile marketing technology to leading consumer and healthcare brands. Its platforms, including AD LIFE™, have provided measurable successes across an industry-leading 130,000+ campaigns for such clients as Macy’s, MillerCoors, Nestle, KFC, and Clear Channel. Augme’s offerings allow marketers, brands, and agencies the ability to plan, create, test, deploy, and track mobile marketing programs across every mobile channel, including SMS, 2D/QR codes, mobile websites, advertising networks, social media and branded apps. Augme’s platforms facilitate consumer brand interaction and the ability to track and analyze campaign results. Using its own patented device-detection and proprietary mobile content adaptation software, AD LIFE™ solves the mobile marketing industry problem of disparate operating systems, device types, and on-screen mobile content rendering. Augme also provides business to consumer utilities including national mobile couponing solutions, strategic mobile healthcare tools, custom mobile application development, and consumer data tracking and analytics. In addition to AD LIFE™, Augme owns Hipcricket and licenses the digital broadcast platform BOOMBOX®. Augme is headquartered in New York City, with operations in Seattle, Atlanta, Dallas, Los Angeles, Chicago, Tucson and London. For more information, visit www.augme.com .

Augme Technologies, Inc.™, Augme™, AD LIFE™, BOOMBOX®, AD SERVE™ and the Augme logo are trademarks of Augme Technologies, Inc. All rights reserved. 2009-11.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected future financial position, results of operations, cash flows, financing plans, business strategy, products and services, competitive positions, growth opportunities, plans and objectives of management for future operations, as well as statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will,” and other similar expressions are forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. Factors that may cause actual results to differ materially from those in the forward-looking statements include those set forth in Augme’s Form 10-K for the year ended February 28, 2011 and more recent reports and registration statements filed with the SEC. Augme Technologies, Inc. is under no obligation (and expressly disclaims any such obligation) to update or alter such forward-looking statements, whether as a result of new information, future events or otherwise.

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